UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 20, 2015

Commission file number 001-14998

ATLAS PIPELINE PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	23-3011077
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (877) 950-7473

(Former name or former address, if changed since last report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (127 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (27 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (27 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

On February 20, 2015, Atlas Pipeline Partners, L.P. (NYSE: APL) (“APL”) held a Special Meeting of Unitholders (the “Special Meeting”). At the Special Meeting, APL’s unitholders were requested to consider and vote upon: (1) a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 13, 2014, by and among Targa Resources Corp. (NYSE: TRGP) (“TRC”), Targa Resources Partners LP (NYSE: NGLS) (“TRP”), the general partner of TRP, Trident MLP Merger Sub, LLC, Atlas Energy, L.P. (NYSE: ATLS) (“ATLS”), APL and the general partner of APL (the “APL Merger Agreement”), and approve the merger of APL with a subsidiary of TRP, as contemplated by the APL Merger Agreement (the “APL Merger Proposal”); and (2) a proposal to approve, on an advisory, non-binding basis, the compensation payments that will or may be paid by APL to its named executive officers in connection with such merger (the “APL Compensation Proposal”).

The following are the final voting results on proposals considered and voted upon at the Special Meeting. These final voting results replace the preliminary results announced by APL on February 20, 2015. As of January 22, 2015, the record date for the Special Meeting, there were 99,931,889 APL common units outstanding.

1.	The APL Merger Proposal was approved by the following vote:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON- VOTES
54,806,845	745,498	248,408	0

2.	The APL Compensation Proposal was approved by the following vote:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON- VOTES
30,832,871	24,233,886	733,994	0

Also on February 20, 2015, ATLS held a special meeting of its unitholders to consider and vote upon matters related to the Agreement and Plan of Merger, dated as of October 13, 2014, by and among TRC, Trident GP Merger Sub LLC, ATLS and the general partner of ATLS (the “ATLS Merger Agreement”) and approve the merger of ATLS with a subsidiary of TRC, as contemplated by the ATLS Merger Agreement (the “ATLS Merger”), and TRC held a special meeting of its stockholders to approve the issuance of shares of TRC common stock in the ATLS Merger, as contemplated by the ATLS Merger Agreement. Each of ATLS and TRC has filed or will file a Current Report on Form 8-K that contains the final voting results from the ATLS and TRC special meetings, respectively. The final voting results contained in these Forms 8-K will replace the preliminary results of the TRC and ATLS special meetings announced by APL on February 20, 2015.

Item 8.01.	Other Events.

The information in Item 5.07 is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance. Risks and uncertainties related to the proposed transaction include, among others: the risk that the other conditions to the closing of the mergers are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers; uncertainties as to the timing of the mergers; competitive responses to the proposed mergers; costs and difficulties related to the integration of ATLS’s and APL’s businesses and operations with TRC’s and TRP’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers; litigation relating to the mergers; the outcome of potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and other risks, assumptions and uncertainties detailed from time to time in ATLS’s, Atlas Resource Partners, L.P.’s and APL’s reports filed with the SEC, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Forward-looking statements speak only as of the date hereof, and we assume no obligation to update such statements, except as may be required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATLAS PIPELINE PARTNERS, L.P.

	By:	Atlas Pipeline Partners GP, LLC, its general partner

February 23, 2015	By:	/s/ Robert W. Karlovich, III
Robert W. Karlovich, III
Chief Financial Officer of the General Partner

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